Exhibit 3.1

THIRD AMENDED AND RESTATED AGREEMENT OF

GENERAL PARTNERSHIP OF

UNIVERSAL CITY FLORIDA HOLDING CO. I

by and among

BLACKSTONE UTP CAPITAL LLC

BLACKSTONE UTP CAPITAL A LLC

BLACKSTONE UTP OFFSHORE CAPITAL LLC

BLACKSTONE FAMILY MEDIA III LLC

and

UNIVERSAL CITY PROPERTY MANAGEMENT II LLC

Dated as of March 2, 2005

TABLE OF CONTENTS

1.	Formation and Name of Partnership
2.	Purpose
3.	Principal Place of Business
4.	Term
5.	Representations
6.	References
7.	Loan Arrangements
8.	Intentionally omitted
9.	Contracts With Interested Entities
10.	Joint Approval Matters
11.	Management of the Partnership
12.	Intentionally omitted
13.	Intentionally omitted
14.	Staffing
15.	Intentionally omitted
16.	Calls for Capital Contributions
17.	Shift of Control
18.	Capital Accounts
19.	Allocations of Profits and Losses; Distributions
20.	Intentionally omitted
21.	Transfers of Interest; Withdrawal
22.	Intentionally Omitted
23.	Events of Default
24.	Limitations on Defaulting Partner
25.	Non-Waiver
26.	Dissolution Events
27.	Winding Up Procedure
28.	Improper Dissolution
29.	Arbitration Procedure
30.	In-Kind Valuation
31.	Other Theme Park Attractions
32.	Confidentiality
33.	Banking; Auditors
34.	Initial Expenses
35.	Usury Limitations
36.	Time of the Essence
37.	Notices
38.	Applicable Law
39.	Fiscal Year
40.	Tax Matters Partner; Tax Elections
41.	Audit Committee
42.	Captions
43.	Fair Construction

44.	No Third Party Beneficiary
45.	Only Agreements
46.	Successors and Assigns
47.	Intentionally omitted
48.	Affiliate Defined
49.	Severability
50.	Access to Information
51.	Guarantee
52.	Limits on exercise of rights

GLOSSARY OF DEFINED TERMS

Adjusted Capital Account
Adjusted Capital Account Deficit
affiliate
Agreement
Authorized UniCo Transaction
Blackstone Capital Partners
Blackstone Capital Partners A
Blackstone Entities
Blackstone Family
Blackstone Family Partners
Blackstone Offshore
Blackstone Offshore Partners
Blackstone Parent
Blackstone Representatives
Blackstone UTP
Blackstone UTP A
Call
Call Payments
Calling Partner
Carrying Value
Cash Flow
Code
Combined Project
Contributions
Credit Agreement
Defaulting Partner
Dissolution Notice
Effective Date
Electing Partner
Election Notice
Event of Default
Fiscal Period
Gate 1
Gate 2
Holding II
Hypothetical Income Tax
Initial Merger
Key Elements
Master Site
Net Income
Net Loss
Non-calling Partner
Nonrecourse Deductions

Original Blackstone Entities
Original Tour
Other UniCo Park
Partner
Partner A
Partners
Partners’ Agreement
Partnership
Partnership Minimum Gain
Prime
Process Date
Project 1
Project 2
Related minority partner
Related Partnerships
Representative
Representatives
Similar Theme Park
Studio
Subsequent Merger
Tax Distribution
Transaction
UCDP
UCDP Partnership Agreement
UCDP-DEL
UCDP-FL
UCFP
UniCo
Unilateral Call
Universal Parent
Universal Representatives
USIE
VUE
Withdrawing Partner

THIRD AMENDED AND RESTATED AGREEMENT
OF GENERAL PARTNERSHIP OF
UNIVERSAL CITY FLORIDA HOLDING CO. I

THIRD AMENDED AND RESTATED AGREEMENT OF GENERAL PARTNERSHIP (this “Agreement”) is made and entered into as of March 2, 2005, by and among BLACKSTONE UTP CAPITAL LLC, a Delaware limited liability company (“Blackstone UTP”), BLACKSTONE UTP CAPITAL A LLC, a Delaware limited liability company (“Blackstone UTP A”), BLACKSTONE UTP OFFSHORE CAPITAL LLC, a Delaware limited liability company (“Blackstone Offshore”), and BLACKSTONE FAMILY MEDIA LLC, a Delaware limited liability company (“Blackstone Family” and, together with Blackstone Offshore, Blackstone UTP A, and Blackstone UTP, collectively, the “Blackstone Entities” and individually, each a “Blackstone Entity”) and UNIVERSAL CITY PROPERTY MANAGEMENT II LLC, a Delaware limited liability company, hereinafter referred to as “UniCo,” a wholly owned subsidiary of Vivendi Universal Entertainment LLLP, a Delaware limited liability limited partnership (“VUE”), and an indirect majority owned subsidiary of Universal Studios, Inc., a Delaware corporation (“Universal Parent”).

W I T N E S S E T H:

WHEREAS, Universal Parent is a diversified international company engaged in the production and distribution of theatrical motion pictures and television product, nontheatrical film activities, merchandising and publishing of film properties, other business activities, and operation of the Universal Studios Tour in Los Angeles, California (the “Original Tour”); and

WHEREAS, the Blackstone Entities are affiliates of Blackstone Capital Partners III Merchant Banking Fund, L.P. and its affiliates (“Blackstone Parent”); and

WHEREAS, Universal Parent, immediately prior to the Subsequent Merger (as defined below), through a series of conveyances (collectively, the “Transaction”), transferred its interest in UniCo to USI Entertainment, Inc., a Delaware corporation (“USIE”) which immediately thereafter conveyed such interest to VUE; and

WHEREAS, from and after the consummation of the Transaction, VUE directly or indirectly owns all of the membership interests in UniCo; and

WHEREAS, Universal Parent now owns all of the outstanding shares of USIE which is the sole general partner of, and on consummation of the Transaction became owner of a majority partnership interest in, VUE; and

WHEREAS, Universal City Development Partners, Ltd., a Florida limited partnership (“UCDP”) owns and operates a project (“Project 1”) consisting of a motion picture and television themed tourist attraction known as “Universal Studios Florida” (“Gate 1”), sound stages and a motion picture and television studio (the “Studio”) and related activities; and

WHEREAS, UCDP owns and operates a project (“Project 2”) consisting of a gated themed tourist attraction known as “Universal’s Islands of Adventure” (“Gate 2”), a retail commercial development known as Universal CityWalk Orlando, and additional land which may be developed for hotels, restaurants, offices, commercial facilities and recreational facilities; and

WHEREAS, the land comprising Project 1 and Project 2 is hereinafter referred to as the “Master Site” and consists of approximately 821.02 acres located in the Orlando, Florida area and known as “Universal Orlando,” and the Master Site (including any improvements now or hereafter located on any portion thereof) is sometimes referred to as the “Combined Project;” and

WHEREAS, Project 1 was developed and operated by a general partnership organized under the laws of the State of Florida known as Universal City Florida Partners (“UCFP”); and

WHEREAS, Project 2 was developed and operated by a general partnership organized under the laws of the State of Florida known as Universal City Development Partners (“UCDP-FL”); and

WHEREAS, on January 6, 2000, (i) UCDP-FL converted into Universal City Development Partners, LP, a limited partnership organized under the laws of the State of Delaware (“UCDP-DEL”) and (ii) a successor partnership to UCFP merged into the UCDP-DEL (the “Initial Merger”); and

WHEREAS, from and after the Initial Merger, the Combined Project was operated through UCDP-DEL; and

WHEREAS, UCDP-DEL merged with and into UCDP (the “Subsequent Merger”), pursuant to that certain Agreement and Plan of Merger, dated April 30, 2002; and

WHEREAS, from and after the Subsequent Merger, the Combined Project has been operated through UCDP; and

WHEREAS, the Blackstone Entities and UniCo desire to amend and restate the Second Amended and Restated Agreement of General Partnership of Universal City Florida Holding Co. I, a Florida general partnership (the “Partnership”); and

WHEREAS, the Partnership, Universal City Florida Holding Co. II, a Florida general partnership (“Holding II” “), and UCDP are hereinafter referred to as the “Related Partnerships;” and

WHEREAS, contemporaneously with the closing of the Credit Agreement (as defined below), (i) Blackstone UTP Capital Partners L.P., a Delaware limited partnership (“Blackstone Capital Partners”) contributed its interests in the Partnership to Blackstone UTP, (ii) Blackstone UTP Capital Partners A L.P., a Delaware limited partnership (“Blackstone Capital Partners A”) contributed its interests in the Partnership to Blackstone UTP A, (iii) Blackstone UTP Offshore Capital Partners L.P., a Cayman Islands exempted limited partnership (“Blackstone Offshore Partners”) contributed its interests in the Partnership to Blackstone Offshore, and (iv) Blackstone Family Media Partnership III L.P., a Delaware limited partnership (“Blackstone Family Partners” and, together with Blackstone Offshore Partners, Blackstone

Capital Partners A and Blackstone Capital Partners, collectively, the “Original Blackstone Entities”) contributed its interests in the Partnership to Blackstone Family (collectively, the “Contributions”); and

WHEREAS, the Contributions were structured to be disregarded for U.S. federal income tax purposes, and unless otherwise determined by the Original Blackstone Entities, the Blackstone Entities shall be disregarded entities for U.S. federal income tax purposes (as well as for any analogous state or local tax purposes); and

WHEREAS, contemporaneously with the closing of the Credit Agreement, the Original Blackstone Entities, UniCo, VUE, USIE, Universal Parent, NBC Universal, Inc., a Delaware corporation (“NBCU”), Holding II and the Partnership amended the Partners’ Agreement, dated as of July 27, 2000 and amended as of June 5, 2002, by entering into the Second Amended and Restated Partners’ Agreement, dated as of December 9, 2004 (as amended, the “Partners’ Agreement”).

NOW, THEREFORE, it is agreed by and between the parties hereto as follows:

1.                                       Formation and Name of Partnership.  Each of the Blackstone Entities and UniCo (collectively, the “Partners” and individually a “Partner”) hereby continue a general partnership, with each as a partner, under the laws of the State of Florida, which general partnership is known as “Universal City Florida Holding Co. I” under and pursuant to the terms of this Agreement.  The Partnership is organized, and governed by, the Revised Uniform Partnership Act in effect in the State of Florida on the Effective Date.

2.                                       Purpose.  The purpose of this Partnership shall be to serve as sole limited partner of UCDP.

If any of the Partners becomes aware of an opportunity to acquire real property which is located within a radius of 3 miles from any spot on the perimeter of the Master Site, that Partner shall promptly advise the other Partners so that if the Partners believe that the acquisition of such real property will benefit the Partnership, the Partnership (or a Related Partnership) rather than any individual Partner will have the opportunity to acquire such real property.  If one Partner or its affiliates in the capacity as a partner of the Partnership or as a partner of a Related Partnership opposes the Partnership’s or a Related Partnership’s acquisition of such property and the other Partner or its affiliates in both of such capacities favors such acquisition, the Partner (or its affiliates) opposing such acquisition and its affiliates will be prohibited from acquiring or entering into an agreement to acquire such property for 2 years from the date the Partnership determined not to acquire such property, and the other Partner and its affiliates shall be free to acquire such property at any time.  If any Partner and its affiliates in the capacities described in the prior sentence oppose the Partnership’s acquisition of such property, the Partners and their affiliates shall be free to acquire such property at any time.  If during the aforementioned 2-year period, the Partner or its affiliates who opposed the Partnership’s acquisition of the property change positions and propose that the Partnership or a Related Partnership acquire the property, the above provisions of this grammatical paragraph will thereafter apply as if the previous advise and rejection had not occurred.

3.                                       Principal Place of Business.  The principal place of business of the Partnership shall be Orlando, Florida, or at such other places as the Partners shall designate.

4.                                       Term.  The term of the Partnership began in 1995.  This Agreement becomes effective on March 2, 2005 (the “Effective Date”).  The Partnership thereafter shall be indefinite in duration, subject to the provisions for termination hereinafter set forth.  No Partner shall dissociate from the Partnership, terminate the Partnership, or seek a dissolution of the Partnership except under circumstances expressly authorized elsewhere in this Agreement.  The existence of the Partnership as a separate legal entity shall continue until its termination in accordance with the provisions of this Agreement.

5.                                       Representations.  Each of the Blackstone Entities and UniCo makes the following representations: it is duly organized and existing in good standing under the laws of the state of its organization with full power and authority to enter into this Agreement; this Agreement constitutes the legal, valid and binding obligation of such Partner enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the rights or creditors generally and subject to the general powers of a court of equity; the execution and performance of this Agreement by such Partner does not and will not violate any provision of, or constitute a default under, or breach of any agreement or other instrument, order, arbitration award, judgment or decree to which such Partner is a party or by which any of its assets is bound.  The Partnership makes the following representation: as of the Effective Date, the capital account of UniCo in the Partnership is equal to the aggregate capital accounts of the Blackstone Entities in the Partnership.

6.                                       References.  To the extent appropriate for U.S. federal income tax purposes (as well as for analogous state or local tax purposes), references in this Agreement to the Blackstone Entities for such tax purposes shall be deemed to refer to the Original Blackstone Entities.

7.                                       Loan Arrangements.  Pursuant to the Amended and Restated Credit Agreement, dated as of December 9, 2004 (the “Credit Agreement”), among UCDP, the lenders party thereto, JPMorgan Chase Bank, N.A., as administrative agent, and Bank of America, N.A., as syndication agent, Holding II, as general partner of UCDP, as debtor, is subject to certain obligations and restrictions.  If Holding II causes UCDP to enter into loan arrangements which are different than the Credit Agreement, the Partners agree to act reasonably to modify those provisions of this Agreement which were drafted to reflect the Credit Agreement so as to reflect such loan arrangements.

8.                                       Intentionally omitted.

9.                                       Contracts With Interested Entities.  Except as elsewhere provided in or permitted by this Agreement, the Partnership shall not enter into contracts with a Partner or an affiliate of a Partner without the approval of the Representatives referred to in Section 11 below.

10.                                 Joint Approval Matters.  Except as otherwise provided in this Agreement, the following matters shall require the written approval of the Blackstone Entities, on the one hand, and UniCo, on the other hand:

(a)                                  Dissolution of the Partnership, sale, pledge or encumbrance of significant assets of the Partnership;

(b)                                 Issuance of securities of, or interests in, the Partnership;

(c)                                  Changes in the primary business of the Partnership;

(d)                                 Any act which would make it impossible to carry on the ordinary business of the Partnership;

(e)                                  Assignment of Partnership property in trust for creditors or on the assignee’s promise to pay the debts of the Partnership, unless in connection with an abandonment of the business which has been authorized by all Partners; and

(f)                                    Admission of any additional partners to the Partnership; and

(g)                                 Approving any matters requiring approval under Section 10 of the Amended and Restated Agreement of Limited Partnership of Universal City Development Partners, Ltd., dated as of June 5, 2002 (the “UCDP Partnership Agreement”), by and between the Partnership and Holding II.

This Section 10 shall prevail over Section 11 below.

11.                                 Management of the Partnership.  The Partnership shall be governed and managed by six representatives (hereinafter referred to as “Representative” or “Representatives”) of the Partners, of whom three shall be designated from time to time by the Blackstone Entities (by notice to UniCo) (the “Blackstone Representatives”) and of whom three shall be designated from time to time by UniCo (by notice to the Blackstone Entities) (the “Universal Representatives”); one of the Blackstone Representatives shall be a senior executive of Blackstone Parent, and one of the Universal Representatives shall be a senior executive of UniCo.  One of the Blackstone Representatives shall be designated by Blackstone Capital Partners A, one shall be designated by Blackstone Capital Partners and the remaining Blackstone Representative shall be designated by the Blackstone Entities.  The first Blackstone Representatives are Howard A. Lipson, David A. Stonehill and Jon M. Barnwell.  The first Universal Representatives are Thomas L. Williams, Michael Corcoran and John Sprouls.  The vote of any Blackstone Representative or Representatives shall be deemed the vote (and approval or disapproval, as the case may be) of the Blackstone Representatives, and the Blackstone Representatives be shall be bound by such vote notwithstanding that one or more of the Blackstone Representatives may not have been present, consulted, advised or otherwise involved.  The vote of any Blackstone Representative or Representatives shall be deemed the vote (and approval or disapproval, as the case may be) of the Blackstone Entities, and the Blackstone Entities be shall be bound by such vote notwithstanding that one or more of the Blackstone Representatives may not have been present, consulted, advised or otherwise involved.  The vote of any Universal Representative or Representatives shall be deemed the vote

(and approval or disapproval, as the case may be) of UniCo, and UniCo be shall be bound by such vote notwithstanding that one or more of the Universal Representatives may not have been present, consulted, advised or otherwise involved. All actions of the Representatives (except as otherwise expressly provided in this Agreement) shall be taken either (i) by a unanimous vote of the Representatives at a meeting which is attended by at least one Representative of each Partner; or (ii) by the unanimous written vote or written consent of the Representatives, which may be evidenced by the signature of (x) any one Universal Representative and (y) any one Blackstone Representative; or (iii) by the notice/proposal procedure specified below in this Section 11.  Any Blackstone Representative or any Universal Representative may, by notice given to the other Partner(s) and to each of the other Partner(s)’ Representatives, propose that particular action be taken by the Representatives.  Such proposal notice shall state in substance that it is a proposal to the Representatives for action to be taken by them and shall also constitute the vote (consent) of the Representatives making the proposal in favor of that proposal.  If within 15 business days after the giving of the proposal notice, no Representative of the Partner(s) to whom the proposal notice was given has given a notice disapproving the proposal to the Representatives of the Partner(s) who gave the proposal notice, the Representatives of the Partner(s) to whom the proposal notice was sent will be conclusively deemed to have voted for and consented to the proposal (even if there were no incumbent Representatives of such Partner(s)) and accordingly the proposal shall be conclusively deemed to have been unanimously approved by the Representatives. Without derogating from the generality of Section 37 below, the method and procedures for giving notices including the address to which notices are to be sent and the computation of time are governed by said Section 37.

The Partners or the Representatives shall have the authority to appoint and terminate officers of the Partnership and retain and terminate employees, agents and consultants of the Partnership and to delegate such duties to any such officers, employees, agents and consultants as the Partners or the Representatives deem appropriate, including the power, acting individually or jointly, to represent and bind the Partnership in all matters, in accordance with the scope of their respective duties.

12.                                 Intentionally omitted.

13.                                 Intentionally omitted.

14.                                 Staffing.  It is not expected that the Partnership will directly employ any personnel, and any such employment shall require the approval of the Representatives.

15.                                 Intentionally omitted.

16.                                 Calls for Capital Contributions.  The Representatives (or the Representative(s) of one Partner) may, from time to time, make a call (“Call”) upon the Partners to make additional contributions in cash (“Call Payments”) to the Partnership.  “Unilateral Call” refers to a Call made by the Representative(s) of only one Partner.  “Calling Partner” means the Partner whose Representative(s) made the Unilateral Call and the “Non-calling Partner” means the other Partner.  The terms “Call” and “Call Payments,” unless otherwise qualified, refer to both Calls made by the Representatives of both Partners or to Unilateral Calls and to the contributions made pursuant thereto.

(a)                                  All Calls shall be made upon the Partners in the proportion which the capital accounts of each Partner bears to the total of the capital accounts of all Partners (which means that, absent a conversion of a loan into capital pursuant to Subsection 16(f) below, the Calls will be made equally upon the Partners).  The Call Payments shall constitute capital contributions to the Partnership.  Any direct payment by a Partner or an affiliate required to be paid under any guarantee of the Partnership’s obligations or the obligations of UCDP pursuant to the Credit Agreement or under any other guarantee of the Partnership obligations approved by both Partners, shall at the election of the paying Partner be treated as if the payment were made directly to the Partnership and constituted a loan to the Partnership at two percent over Prime (as defined in Subsection 16(i) below), which loan shall be the basis of a valid Call by either Partner, and the provisions of this Section 16 shall be applicable. The foregoing shall not deprive any Partner or its affiliates of any subrogation rights.

(b)                                 Call Payments shall be made within 15 business days after the date upon which the Call was deemed valid as provided in Subsection 16(c) below.

(c)                                  Any Call made by the Representatives will be conclusively deemed as valid when made. If a Unilateral Call is made, the Unilateral Call will only be valid if it is made to provide funds required to enable the Partnership to provide working capital or funds to UCDP so that UCDP can enter into or discharge UCDP’s obligations, all of the foregoing to be in accordance with the Calling Partner’s good faith estimates of Cash Flow (as defined in Subsection 16(j) below). If the Non-calling Partner believes a Unilateral Call is not consistent with the above provisions, then within 10 business days after receiving the Call, the Non-calling Partner may initiate arbitration proceedings pursuant to Section 29 below, which arbitration proceedings shall be on an expedited basis. If the Non-calling Partner does not initiate the arbitration proceedings within the aforementioned 10 business day period, the Unilateral Call shall be conclusively deemed as valid on the expiration of said period. If the Non-calling Partner does initiate arbitration proceedings, then pending the determination of the arbitration tribunal, if the Non-calling Partner declines to advance the funds specified in the Unilateral Call (which it may advance during the pendency of such proceeding on a reservation-of-rights basis), the Calling Partner may take such steps as it requires to reduce, temporarily or otherwise, the amount needed and/or the Calling Partner may loan the amount specified in the Call (including the amount which would otherwise be payable by it under such Call) to the Partnership on the terms specified in Subsection 16(i) below. If and to the extent the disputed Unilateral Call is determined by the arbitration tribunal to have been proper, the Unilateral Call shall conclusively be deemed valid on the date the arbitration tribunal notifies the Partners of its determination. In those instances in which the Calling Partner has made a loan to the Partnership pursuant to the above provisions of this Subsection 16(c), or is deemed to have made a loan as provided in Subsection 16(a) above, the amount of the Call Payment required of the Non-calling Partner shall conclusively be deemed to include all of the interest paid and/or accrued on the sum loaned by the Calling Partner to the Partnership with respect to the amount of the Call Payment required of the Non-calling Partner.

In those instances in which the Calling Partner has made a loan to the Partnership pursuant to the above provisions of this Subsection 16(c) and it is subsequently determined that the Call was not valid, to the extent that the loan was both made in good faith and benefitted the Partnership, the said loan shall bear interest at Prime (as defined in Subsection 16(i) below), which interest shall not be compounded, and the said loan shall not be repayable except out of Cash Flow (as defined in Subsection 16(j) below), after all monies otherwise properly loaned by the Partners to the Partnership, together with accrued interest thereon, have been repaid in full and after each of the Partners has received by way of any distributions of any kind from the Partnership (other than reimbursement of expenses and repayment of loans), an amount equal to half of the capital contributed by each of them up to the date in question; any such loan or portion thereof not made in good faith or without benefit to the Partnership shall be forfeited and extinguished without repayment thereof.

(d)                                 If either Partner does not comply with a Call within 15 business days after the date upon which a Call was deemed valid as provided in Subsection 16(c) above, the other Partner may take such steps as it requires to reduce temporarily or otherwise the amount needed and/or may loan the amount specified in the Call (including the amount which would otherwise be payable by it) to the Partnership and all the terms and provisions of Subsection 16(c) above and Subsection 16(i) below which were applicable to the loan made by the Calling Partner shall be applicable mutatis mutandis to the loan made pursuant to this Subsection 16(d).

(e)                                  Intentionally omitted.

(f)                                    No Partner shall be personally liable for not complying with a Call nor shall such Partner be in default under this Agreement for not complying with a Call.  However, the other Partner may take the steps specified in Subsections 16(c) and 16(d) above and Subsection 16(i) below with respect to loaning funds to the Partnership pursuant to such Call, and the provisions of Subsections 16(c) and 16(d) above and Subsection 16(i) below shall be fully applicable.  Furthermore, at any time after making such a loan and after the Call is validated, the Partner which does make the loan may give the nonpaying Partner written notice that the loaning Partner will convert all or a portion of the loan (and, to the extent designated, the accrued unpaid interest thereon) to capital of the Partnership.  If, within 15 business days after giving of such notice, the non-paying Partner does not pay to the Partnership the amount of the Call required of it and the interest which has been paid or accrued pursuant to the above provisions of Subsections 16(c) and 16(d) above and Subsection 16(i) below, the loan or portion thereof specified in the above election including interest as aforesaid shall automatically be converted into capital of the Partnership (which means that thereafter the capital accounts of the parties may not be the same).

(g)                                 Intentionally omitted.

(h)                                 Reference is made to the circumstance in which (i) a Partner (referred to herein as “Partner A”) initially did not make a Call Payment required of it, (ii) the other Partner (i.e., the loaning Partner) thereafter made a loan to the Partnership with respect to the Call Payment required of both Partners pursuant to Subsections 16(c), 16(d) or 16(f) above, (iii) the loaning Partner does not convert the loan to capital and (iv) Partner A makes the Call Payment (which Partner A shall have the right to do anytime prior to the loaning Partner’s conversion of the loan with respect to such Call Payment to capital) in the manner specified in the aforementioned Subsections.  In such circumstances, at the same time as Partner A makes the Call Payment, the loaning Partner shall also make the Call Payment required of it which shall also include interest paid or accrued on the sum loaned by it to the Partnership with respect to the amount of the Call Payment required of the loaning Partner; also at the same time, the Partnership shall repay to the loaning Partner, to the extent not previously repaid, the entire sum loaned by it to the Partnership and any unpaid accrued interest on the entire loan.  The interest paid by Partner A and the loaning Partner with respect to such Call Payment shall not be credited to capital.  Contributions by the loaning Partner to the Partnership, and the payments by the Partnership to the loaning Partner pursuant to the preceding sentence, may at the loaning Partner’s election, to the extent equal, be offset against each other.

(i)                                     Any loan made to the Partnership pursuant to the above provisions of this Section 16 may, at the election of the Partner entitled to make the loan, be made by any person or entity designated by such Partner including without limitation an affiliate thereof and shall bear interest at two hundred basis points over the Prime, (“Prime” being defined as the prime or reference rate charged from time to time by JPMorgan Chase Bank, N.A., or such substitute bank as the parties may agree upon, each acting reasonably) with interest compounded monthly unless otherwise specifically provided.  The loan shall be unsecured and shall be repayable out of the first available Cash Flow (as defined in Subsection 16(j) below) ahead of other payments due to either Partner and ahead of the Special Fee payable under Section 20 of the UCDP Partnership Agreement, with payments first credited against accrued interest; no such loan shall have priority as far as repayment over any other such loan, and such loans shall be repayable pari passu (with the determination of the ratios applicable to each such loan to take into account in each case the amount of accrued and unpaid interest thereon).  This Subsection shall not apply to the last grammatical paragraph of Subsection 16(c) above.

(j)                                     “Cash Flow” is defined for purposes of this Agreement as operating profit generated by the Partnership from all sources, plus, to the extent already deducted in computing operating profit, depreciation, similar items, and all other non-cash items, less, to the extent not already deducted in computing operating profit, capital expenditures, debt service, any cash reserves withheld during the particular period, and cash required for operations, all as determined in good faith by the Manager (as defined in Subsection 11(d) of the UCDP Partnership Agreement) and in accordance with generally accepted accounting principles.

(k)                                  Intentionally omitted.

17.                                 Shift of Control.

(a)                                  If (i) the aggregate capital account (as described in Section 18 below) of the Blackstone Entities at any time is less than one half the capital account of UniCo, the Blackstone Entities shall be deemed to be the “minority partner” and UniCo shall be deemed to be the “majority partner” for purposes of this Section 17 or (ii) the capital account (as described in Section 18 below) of UniCo at any time is less than one half the aggregate capital account of the Blackstone Entities, UniCo shall be deemed to be the “minority partner” and the Blackstone Entities shall be deemed to be the “majority partner” for purposes of this Section 17 and in any such event, then notwithstanding the provisions of Section 11 above, the minority partner shall be bound by all determinations made by the majority partner’s Representative (or by the majority partner directly), as if such determinations were made by the unanimous vote or written consent of the Representatives, the minority partner will have no right to make a

Unilateral Call and the majority partner shall have complete unrestricted authority with respect to all Partnership matters, except that the minority partner’s written approval shall continue to be required for those decisions referred to in Section 10 above (except to the extent such approval is not required because of the operation of other provisions of this Agreement).  If by reason of subsequent capital contributions made pursuant to Section 16 above, the minority partner’s capital account ratio is increased so that it exceeds or equals one half of the capital account of the majority partner, then as long as such condition exists, the above provisions of this Section 17 shall not be applicable.

(b)                                 If any Blackstone Entity or its affiliate(s) and UniCo or its affiliate(s) are partners of a Related Partnership and a shift of control occurs under Section 17 of the partnership agreement of such Related Partnership, so that any such partner is deemed a minority partner under said Section 17 (a “Related minority partner”), the Partner in the Partnership who is the same entity as such Related minority partner, or an affiliate of such Related minority partner, shall automatically be deemed a minority partner under this Section 17, for as long as it or its affiliate remains a Related minority partner under the partnership agreement of such Related Partnership, and the other partner shall automatically be deemed the majority partner for the same period.

18.                                 Capital Accounts.

(a)                                  An individual capital account shall be established and maintained for each Partner.  To each Partner’s capital account there shall be credited, without duplication, (1) the amount of money contributed to capital by such Partner to the Partnership pursuant to the terms of this Agreement, including as a result of conversion of a loan to capital pursuant to Section 16 above (money contributed by a Partner to the Partnership includes the amount of any Partnership liabilities that are assumed by such Partner (i.e., individually and not by virtue of such liability being a liability of the Partnership and such Partner being a general partner of the Partnership or solely by virtue of a guaranty), other than liabilities secured by property distributed by the Partnership to such Partner where such liability was taken into account in clause (x) below, but does not include increases in such Partner’s proportionate share of Partnership liabilities), (2) the fair market value of property contributed to capital by such Partner to the Partnership pursuant to the terms of this Agreement (net of any liabilities secured by such property that the Partnership assumes or takes subject to), and (3) allocations to such Partner of Net Income (as defined herein) pursuant to the terms of this Agreement.  To each Partner’s capital account, there shall be debited (x) the amount of money distributed to such Partner by the Partnership pursuant to the terms of this Agreement in respect of such Partner’s equity interest in the Partnership (money distributed to a Partner by the Partnership includes the amount of such Partner’s individual liabilities that are assumed (but not solely by virtue of a guaranty) by the Partnership, other than liabilities secured by property contributed to the Partnership by such Partner where such liability was taken into account in clause (2) above, but does not include decreases in such Partner’s proportionate share of Partnership liabilities), (y) the fair market value of property distributed to such Partner by the Partnership pursuant to the terms of this Agreement (net only of any liabilities secured by such property that the Partner assumes or takes subject to), and (z) allocations of Net Loss (as defined herein) pursuant to the terms of this Agreement.

(b)                                 Immediately prior to the distribution of any property (other than cash) to a Partner, the capital account of each Partner shall be increased or decreased (to the extent that such capital account is not otherwise so increased or decreased under paragraph (c)(ii) of this Section 18, as the case may be, to reflect the manner in which the unrealized income, gain, loss and deduction inherent in such property (that has not previously been reflected in the capital accounts of the Partners) would be allocated among the Partners if there were a taxable disposition of such property for its fair value.

(c)                                  Immediately prior to

(i)                                     a contribution of money or other property (other than a de minimis amount) to the Partnership by a new or existing Partner as consideration for an interest in the Partnership, unless all existing partners of the Partnership (and no new partners) make such a contribution pro rata in proportion to their capital accounts in the Partnership, or

(ii)                                  a distribution of money or other property (other than a de minimis amount) by the Partnership to a withdrawing or continuing Partner as consideration for an interest in the Partnership, unless all Partners receive simultaneous distributions of money, or undivided interests in the distributed property, in proportion to their capital accounts in the Partnership, the capital account of each Partner shall be increased or decreased, as the case may be, to reflect the manner in which the unrealized income, gain, loss and deduction inherent in all of the Partnership’s property (that has not previously been reflected in the capital accounts of the Partners) would be allocated among the Partners if there were a taxable disposition of all such property for its fair value.

(d)                                 In the event any interest in the Partnership is transferred in accordance with the terms of this Agreement, the transferee shall succeed to the capital account of the transferor to the extent such capital account relates to the transferred interest.

(e)                                  The tax matters partner shall have full discretion to make adjustments to the foregoing provisions to comply with Treasury Regulation Section 1.704-1(b); provided that any such adjustment must be approved by the Representatives in the event such adjustment results in a materially adverse tax or economic consequence to the other Partners.

19.                                 Allocations of Profits and Losses; Distributions.

(a)                                  Net Income or Net Loss (as defined below) realized during a Fiscal Period (as defined below) of the Partnership shall be allocated among the Partners at the end of each Fiscal Period proportionately, based upon the average ratio of the respective capital accounts of the Partners throughout such Fiscal Period.  For each Fiscal Period, “Net Income” or “Net Loss” shall mean an amount equal to the Partnership’s taxable income or loss for such year or other period, determined in accordance with Section 703 of the Internal Revenue Code of 1986, as amended (the “Code”), with the following adjustments:

(i)                                     any income of the Partnership that is exempt from United States federal income taxation and is not otherwise taken into account in computing Net Income or Net Loss pursuant to this definition shall be added to such taxable income or loss;

(ii)                                  upon an adjustment, pursuant to the definition of Carrying Value (as defined below), to the Carrying Value of any Partnership property subject to depreciation, cost recovery or amortization, any further deductions for such depreciation, cost recovery or other amortization attributable to such property shall for purposes of capital account maintenance equal an amount that bears the same ratio to the Carrying Value at the beginning of such year or other period as the United States federal income tax depreciation, amortization or other cost recovery deduction for such year or other period bears to the property’s adjusted tax basis at the beginning of such year or other period; provided, however, that if the adjusted basis for federal income tax purposes of an asset at the beginning of the year is zero, depreciation, cost recovery or amortization shall be determined with reference to such beginning Carrying Value using any reasonable method;

(iii)                               upon an adjustment to the Carrying Value (as defined below) of any Partnership property, gain or loss from the sale or other disposition of such property shall be determined based on the Carrying Value of that property;

(iv)                              any liabilities, which liabilities do not constitute liabilities for tax purposes that have been taken into account for purposes of Capital Account maintenance under Section 18 above, shall be included in the calculation of Net Loss under this Section 19; and

(v)                                 any expenditures of the Partnership not deductible in computing taxable income or loss, not properly capitalizable and not otherwise taken into account in computing Net Income or Net Loss pursuant to this definition, shall, for purposes of capital account maintenance, be treated as items of deduction, subtracted from such taxable income or loss.

With respect to any asset, the asset’s “Carrying Value” shall mean the asset’s adjusted basis for United States federal income tax purposes, except that the Carrying Values of all Partnership assets shall be adjusted to equal their respective fair values on the occurrence of any event described in Section 18(c)(i) or 18(c)(ii) above.

“Fiscal Period” shall mean (unless otherwise required by applicable Treasury Regulations) the period beginning on the day immediately following the last day of the immediately preceding Fiscal Period and ending on the sooner to occur of the following:

(A)                              the last day of the fiscal year of the Partnership; or

(B)                                the day immediately preceding any event described in Section 18(c)(i) or 18(c)(ii) above.

The initial Fiscal Period shall begin on the date the term of the Partnership begins.

All the tax credits and any tax credit recapture shall, subject to the applicable provisions of the Code and Treasury Regulation Section 1.704-1(b), be allocated in the same proportion as Net Income is shared as of the time the tax credit or tax credit recapture arises.

(b)                                 Subject to Sections 1.7(a) and 1.7(c) of the Transaction Agreement, dated as of December 9, 2004, among the Original Blackstone Entities, UniCo, USIE, NBCU, VUE, Universal Parent, the Partnership and Holding II (the “Transaction Agreement”), within 30 days following the first day and within 30 days following the 180th day of each fiscal year of the Partnership, the Partnership shall make distribution to the Partners of all of the Partnership’s available cash on hand (including cash equivalents and including the proceeds of any distributions contemplated by Section 19(i) of the UCDP Partnership Agreement) with the amount of the “available” cash being determined after the Manager (as defined in Subsection 11(d) of the UCDP Partnership Agreement) has made good faith estimates of future Cash Flow and reserves and has taken into account the requirements imposed by third parties (such as lenders).  Distributions of cash shall be allocated among the Partners in accordance with the Partners’ then respective capital accounts; provided, however, that, as soon after the close of each fiscal year as is practicable, the Partnership shall make a cash distribution to the Partners, in proportion to the Partners’ respective capital accounts, in an amount equal to the Hypothetical Income Tax minus any distributions made pursuant to this Section 19(b) with respect to such fiscal year (a “Tax Distribution”); and, provided further, that any distribution to a Partner pursuant to this Section 19(b) shall be treated as an advance against and shall reduce subsequent distributions that would otherwise be made to such Partner pursuant to this Section 19(b) so that, after taking into account all distributions to the Partners pursuant to this Section 19(b), each Partner receives the aggregate amount of distributions it would have received if distributions were determined under this Agreement without giving effect to these provisos under this Section 19(b).  “Hypothetical Income Tax” means the product of (i) the sum of the highest federal, state, local and foreign income tax rates (taking into consideration special rates, e.g., capital gains) applicable to any partner of a Blackstone Entity on the last day of the fiscal year to which the distribution under this Section 19(b) relates and (ii) the amount of taxable income or gain of the Partnership.

(c)                                  Except as otherwise provided herein or as required by Section 704 of the Code, for tax purposes, all items of income, gain, loss, deduction or credit shall be allocated to the Partners in the same manner as are Net Income and Net Loss; provided, however, that if the Carrying Value of any property of the Partnership differs from its adjusted basis for tax purposes, then items of income, gain, loss, deduction or credit related to such property for tax purposes shall be allocated among the Partners so as to take account of the variation between the adjusted basis of the property for tax purposes and its Carrying Value in the manner provided for under Section 704(c) of the Code.

(d)                                 Notwithstanding any other provision in this Agreement to the contrary, in the event any Partner unexpectedly receives any adjustments, allocations, or distributions described in Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5) or (6) with respect to such Partner’s Capital Account that causes or increases an Adjusted Capital Account Deficit with respect to such Partner, items of Partnership income and gain shall be specially allocated to each such Partner in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations, the Adjusted Capital Account Deficit of such Partner as quickly as possible; provided that an allocation pursuant to this provision (d) shall be made only if and to the extent that such Partner would have an Adjusted Capital Account Deficit after all other allocations provided for in this Section 19 have been tentatively made as if this provision (d) were not in this Agreement.  This Section 19(d) is intended to constitute a “qualified income offset” within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.  “Adjusted Capital Account Deficit” means, with respect to any Partner, the deficit balance, if any, in such Partner’s Capital Account as of the end of the relevant Fiscal Period, after giving effect to the following adjustments: (a) credit to such Capital Account any amounts that such Partner is obligated to restore or is deemed to be obligated to restore pursuant to the Treasury Regulations under Section 704 of the Code and (b) debit to such Capital Account the items described in Treasury Regulations Sections 1.704-l(b)(2)(ii)(d)(4), (5) and (6).  The foregoing definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Treasury Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

(e)                                  Gross Income Allocation. In the event any Partner has an Adjusted Capital Account Deficit, items of Company income and gain shall be specially allocated to such Partner in an amount and manner sufficient to eliminate such Partner’s Adjusted Capital Account Deficit as quickly as possible; provided that an allocation pursuant to this Section 19(e) shall be made only if and to the extent that such Partner would have an Adjusted Capital Account Deficit after all other allocations provided for in Sections 19(f) and 19(g) above have been tentatively made as if this Section 19(e) were not in this Agreement.

(f)                                    Loss Allocation Limitation.  No allocation of Net Loss (or items thereof) shall be made to any Partner to the extent that such allocation would create or increase an Adjusted Capital Account Deficit with respect to such Partner.  Any new losses subject to this limitation will be reallocated to Partners with positive Adjusted Capital Accounts in proportion to those Adjusted Capital Accounts.  “Adjusted Capital Account” means, with respect to any Partner, the balance in such Partner’s Capital Account as of the end of the relevant Fiscal Period, after giving effect to the following adjustments: (a) credit to such Capital Account any amounts that such Partner is obligated to restore or is deemed to be obligated to restore pursuant to the Treasury Regulations under Section 704 of the Code and (b) debit to such Capital Account the items described in Treasury Regulations Sections 1.704-l(b)(2)(ii)(d)(4), (5) and (6).

(g)                                 Nonrecourse Deductions.  Any Nonrecourse Deductions for any Fiscal Year or other period shall be allocated to the Partners in accordance with their respective Capital Accounts.  “Nonrecourse Deductions” has the meaning set forth in Treasury Regulations Section l.704-2(b)(l).

(h)                                 Minimum Gain Chargeback.  Notwithstanding any other provision of this Section 19(h), if there is a net decrease in Partnership Minimum Gain during any Fiscal Period, each Partner shall be specially allocated items of Partnership income and gain for such Fiscal Period (and, if necessary, subsequent Fiscal Period) in an amount equal to such Partner’s share of the net decrease in such Partnership Minimum Gain, determined in accordance with Treasury Regulations Section 1.704-2(g).  Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to the Partners pursuant thereto. The items to be so allocated shall be determined in accordance with Treasury

Regulations Section 1.704-2.  This Section 19(h) is intended to comply with the minimum gain chargeback requirement in such section of the Treasury Regulations and shall be interpreted consistently therewith.  “Partnership Minimum Gain” has the meaning set forth in Treasury Regulations Section 1.704-2(b)(2).

20.                                 Intentionally omitted.

21.                                 Transfers of Interest; Withdrawal.

(a)                                  No Partner shall without the consent of the other Partners withdraw as a Partner, sell, transfer, assign or in any manner encumber its interest in the Partnership in whole or in part, and no affiliate of any Partner may sell, transfer, assign or in any manner encumber its interest in the stock or membership interest of the Partner in whole or in part, except pursuant to the Credit Agreement, pursuant to Subsection 21(b) or (c) below, or as specified in Section 2 of the Partners’ Agreement.  Any transaction in violation of this Section 21 shall be void.

(b)                                 Notwithstanding the foregoing provisions, any Partner may transfer or assign its interest in, or rights and obligations with respect to, the Partnership (and Blackstone Parent and VUE may each transfer or assign all of the shares or membership interests of any Partner) to (i) Blackstone Parent, (ii) Universal Parent, (iii) VUE, (iv) a partnership the majority of the capital of which is owned beneficially, directly or indirectly, by either or both Blackstone Parent, on the one hand, or Universal Parent or VUE, on the other hand, (v) any wholly owned subsidiary (regardless of tier) of Blackstone Parent that is not an operating company or a subsidiary (regardless of tier) of an operating company, (vi) any wholly owned subsidiary (regardless of tier) of Universal Parent or of VUE, (vii) any parent (which means an entity which directly or indirectly owns more than 50% of the stock or other common equity interest) of the Blackstone Entities or of UniCo, (viii) any buyer or transferee in connection with the sale or transfer of all or substantially all of the assets of Blackstone Parent or of Universal Parent or of VUE, (ix) any buyer or transferee in an Authorized UniCo Transaction, and (x) after termination of the Partnership, to any person or entity; provided that in each of the above instances, the transfer or assignment will not be valid unless the transferee or assignee agrees in writing to be bound by the obligations of the transferor or assignor under this Agreement. A transfer permitted by this Subsection 21(b) shall not cause a termination of this Partnership.  If a transaction is permitted by any of clauses (i) through (viii) of this Subsection 21(b), even if it would otherwise constitute an Authorized UniCo Transaction, this Subsection 21(b) shall apply and govern, and Subsection 21(c) below shall not be applicable.  For purposes of this clause (b), a wholly owned subsidiary shall refer to any entity in which Blackstone Parent, on the one hand, or Universal Parent or VUE, on the other hand, directly or indirectly own 100% of the stock or other common equity interest.

(c)                                  The term “Authorized UniCo Transaction” means, for purposes of this Agreement, a transaction in which UniCo transfers or assigns its entire interest in the Partnership or VUE sells or transfers its entire interest in the Partnership or in UniCo in each case in connection with a sale or transfer of assets or stock not constituting all or substantially all the assets of VUE, but either having a gross asset value of at least 20% of the total gross assets of VUE on a consolidated basis as of the most recent quarterly financial statement of VUE or of assets or stock which represents activities which have generated at least 20% of the operating income of VUE on a consolidated basis as reflected in the four most recent quarterly financial statements of VUE and in both cases inclusive of VUE’s interest in the Partnership.  Notwithstanding the foregoing, a transaction will not qualify as an Authorized UniCo Transaction unless UniCo (if it continues to be the Partner) or the successor Partner and the affiliates of UniCo or the successor Partner, as the case may be, own a substantial portion of the Similar Theme Park facilities which were owned by UniCo, VUE, Universal Parent and their affiliates before the transaction.

If VUE or UniCo proposes to enter into an Authorized UniCo Transaction prior to January 1, 2008, it shall be required to notify the Blackstone Entities of such proposal and provide the Blackstone Entities with information describing the proposed transaction (including without limitation a description of the assets or stock being transferred) and the Blackstone Entities will have the right, exercisable within 21 days from their receipt of such information, to notify VUE and UniCo that the Blackstone Entities (or an affiliate thereof) will activate the provisions of Section 2.2 of the Partners’ Agreement (as modified by the provisions of this Subsection 21(c)).  If the Blackstone Entities do not give the aforementioned notice within said 21-day period, then VUE or UniCo, as applicable, may go forward with the Authorized UniCo Transaction without being in violation of any provisions of this Agreement as a result thereof.

If VUE or UniCo proposes to enter into an Authorized UniCo Transaction after December 31, 2007, it shall be required to notify the Blackstone Entities of such proposal and provide the Blackstone Entities with information describing the proposed transaction (including without limitation a description of the assets or stock being transferred) and the Blackstone Entities will have the right, exercisable within 21 days from their receipt of such information, to notify VUE and UniCo that the Blackstone Entities (or an affiliate thereof) will activate the provisions of Section 2.3 of the Partners’ Agreement (as modified by the provisions of this Subsection 21(c)).  If the Blackstone Entities do not give the aforementioned notice within said 21-day period, then the provisions of Section 2.4 of the Partners’ Agreement will be activated and VUE or UniCo, as applicable, may go forward with the Authorized UniCo Transaction (subject to Section 2.4 of the Partners’ Agreement, other than the proviso of the third sentence of Section 2.4(a) of the Partners’ Agreement, and the fourth and fifth sentences of Section 2.4(a) of the Partners’ Agreement, which shall be inapplicable to, and shall not be triggered by, any Authorized UniCo Transaction) without being in violation of any provisions of this Agreement as a result thereof.

(d)                                 No transaction will qualify under Subsections 21(b) or 21(c) above, nor will any change of control (direct or indirect) of any Partner be permitted, unless by the closing of such transaction or upon effecting the change of control all of the interests in this Partnership and in the Related Partnerships which prior to such transaction or change of control were owned by a Partner and its affiliates are owned either by one single entity or a single entity and the affiliates of such entity.

(e)                                  In any instance in which a Partner has transferred or assigned its interest in the Partnership, and such transfer or assignment was permissible under the above provisions of this Section 21, the transferee or assignee shall become a partner in the Partnership and any references in this Agreement to such Partner, shall be deemed to refer to the transferee or assignee of such Partner.

(f)                                    Insofar as the Blackstone Entities and the Original Blackstone Entities are concerned, the provisions of this Section 21 are subject to the provisions of Sections 1.7(d) and 1.7(f) of the Transaction Agreement.

22.                                 Intentionally Omitted.

23.                                 Events of Default.  An “Event of Default” hereunder shall occur when:

(a)                                  Intentionally omitted;

(b)                                 any Partner or guarantor of a Partner (i) files a petition in bankruptcy or for reorganization or rehabilitation under the Federal Bankruptcy law or any similar law of any other jurisdiction or any national, state or provincial law for the relief of debtors, (ii) is adjudicated a bankrupt or insolvent, (iii) makes an assignment for the benefit of creditors or (iv) suffers the appointment of a receiver or trustee for a substantial portion of its business or properties by virtue of an allegation of insolvency and such receiver, trustee or similar officer is not dismissed within 90 days following such appointment;

(c)                                  (i) UniCo, or any Partner to whom an interest (of, or pertaining to, UniCo) in the Partnership has been sold, transferred or assigned pursuant to Subsection 21(b) above, shall cease to be a wholly owned subsidiary of VUE or of Universal Parent, or a wholly owned subsidiary of any surviving or continuing entity resulting from a merger of VUE or of Universal Parent, or resulting from an Authorized UniCo Transaction or from a sale or transfer of substantially all the assets of VUE or of Universal Parent, in which case the affected Partner described above in this clause (i) shall be the Partner who has committed an Event of Default; or (ii) any Blackstone Entity or Original Blackstone Entity, or any Partner to whom an interest (of, or pertaining to, a Blackstone Entity or Original Blackstone Entity) in the Partnership has been sold, transferred or assigned pursuant to Subsection 21(b) above, shall cease to be controlled by Blackstone Parent or a wholly owned subsidiary of any surviving or continuing entity resulting from a merger of Blackstone Parent or from a sale or transfer of substantially all the assets of Blackstone Parent in which case the affected Partner described above in this clause (ii) shall be the Partner who has committed an Event of Default.  Any transaction permitted by Subsection 21(b) above will not be deemed a default under this Subsection 23(c);

(d)                                 except as permitted by this Section 23, Section 21 or Section 2 of the Partners’ Agreement, a Partner withdraws as a partner, attempts to transfer or transfers its interest in the Partnership or an attempt is made to transfer or a transfer is made of the stock of a Partner, or a transaction affecting a Partner or a change of control (direct or indirect) of a Partner occurs which transaction or change of control is not permitted under this Subsection 23(d), or a Partner dissociates from the Partnership or dissolves or attempts to dissolve the Partnership other than pursuant to Subsections 26(a) or 26(c) below; or a Partner partitions or attempts to partition any real property owned by the Partnership (other than in the course of a liquidation and winding up of the Partnership pursuant to Section 27 below);

(e)                                  a Partner breaches or fails to comply with any material provision of this Agreement or the Partners’ Agreement (except a breach of Section 2 of the Partners’ Agreement is governed by Subsection 23(f) below) and such breach or failure (x) materially adversely affects the business, assets or earnings or losses of the Partnership or materially adversely affects the other Partners or Blackstone Parent or Universal Parent (as long as Blackstone Parent and Universal Parent, respectively, are affiliates of a Partner) or is denominated elsewhere in this Agreement as constituting a material breach or default and (y) continues until 30 days after receipt of notice thereof from the other Partner); provided that, if the Partner breaching or failing to comply with such provision has commenced in good faith efforts to cure the breach or failure prior to the end of such 30 day period, an Event of Default shall not be deemed to have occurred until the termination of such good faith efforts. (Failures to make Call Payments are not a breach or an Event of Default);

(f)                                    any Blackstone Entity or its affiliate(s) or UniCo or its affiliate(s) becomes a Defaulting Partner under any partnership agreement of any Related Partnership or a Party in default under the Partners’ Agreement.

A Partner who has committed or is the subject of an occurrence constituting an Event of Default is herein referred to as a “Defaulting Partner,” but shall no longer be considered as a Defaulting Partner after it has timely cured an Event of Default which is capable of being cured.  Similarly, a Partner or its affiliate which is either the Defaulting Partner under the partnership agreement of any Related Partnership or a Party in default under the Partners’ Agreement or the affiliate of such Defaulting Partner or Party in default, shall be a Defaulting Partner under this Agreement, but such status will cease after an Event of Default (or a default under the Partners’ Agreement) which is capable of being cured has been timely cured.

24.                                 Limitations on Defaulting Partner.  A Defaulting Partner (and the Representatives appointed by the Defaulting Partner) shall not be entitled to make a Call or vote on any actions taken by the Representatives nor shall a Defaulting Partner’s consent be required with respect to any of the matters enumerated in Section 10 above.  During the period when a Partner is a Defaulting Partner, the non-defaulting Partner alone shall be entitled to make such decisions and shall also have all the rights of a majority partner as provided in Section 17 above.

25.                                 Non-Waiver.  No provision of this Agreement shall (unless expressly specified to the contrary) be construed to be a waiver by any Partner or the Partnership of any rights or remedies such Partner or the Partnership may have against the other Partner for failure to comply with the provisions of this Agreement, and no remedy herein conferred is intended to be exclusive of any other remedy, but every such remedy shall be cumulative and shall be in addition to every other remedy herein conferred or now or hereafter existing at law or in equity.

26.                                 Dissolution Events.  The Partnership shall be dissolved and its affairs shall be wound-up if:

(a)                                  both Partners agree in writing to dissolve the Partnership; or if in connection with the Credit Agreement, the interests of the Partners in the Partnership are acquired by a lender by foreclosure, power of sale or similar act; or upon notice by either Partner given anytime from the date the Partnership ceases to have an interest (directly or through other partnerships) in the Master Site;

(b)                                 Intentionally omitted.

(c)                                  an Event of Default (and, in the case of a curable Event of Default, such has not been timely cured) has occurred and the non-defaulting Partner notifies the Defaulting Partner of the non-defaulting Partner’s decision to dissolve the Partnership (the “Dissolution Notice”);

(d)                                 either Partner dissociates from the Partnership or causes a dissolution in contravention of this Agreement, that is other than by virtue of the circumstances referred to in clauses (a) and (c) above.

The Defaulting Partner referred to in Subsection 26(c) above and the Partner referred to in Subsection 26(d) are hereinafter sometimes referred to as the “Withdrawing Partner.”

27.                                 Winding Up Procedure.  Upon dissolution of the Partnership, any secured loan (including accrued unpaid interest) by a Partner shall first be paid to the extent of such security, next, any unsecured loans (except loans described in the last grammatical paragraph of Subsection 16(c) above) and the unsecured portion of any secured loans (including accrued unpaid interest) by a Partner shall be paid including without limitation any loans otherwise payable only out of Cash Flow, and then any loans described in the last grammatical paragraph of Subsection 16(c) above but subject to the limitations contained in such Subsection, and thereafter, each Partner shall (subject to the remaining provisions of this Section 27) share in the proceeds in proportion to their then respective positive capital account balances.

If the Partnership is dissolved as contemplated by Subsection 26(c) or 26(d) above, the “Electing Partner” (who is defined as being the Partner who is not the Withdrawing Partner) may, by notice to the Withdrawing Partner (the “Election Notice”), elect to purchase the Withdrawing Partner’s Partnership interest as hereinafter provided and continue as a sole proprietorship the business theretofore conducted as the Partnership and/or may also elect to have one or more of its affiliates or one or more other persons or entities purchase the Withdrawing Partner’s Partnership interest and be admitted as new partner(s).  If the Partnership is dissolved pursuant to Subsection 26(c) above, any such election must be made by the Electing Partner no later than the date on which the Dissolution Notice is delivered to the Defaulting Partner, and if dissolved in contravention of this Agreement, such election must be made within 90 days after the “Process Date” which is defined as the date upon which the Electing Partner is served court process or first notification under Section 29 below in either case with respect to a proceeding in which the Withdrawing Partner seeks dissolution.

Notwithstanding the foregoing, the Electing Partner may not give an Election Notice with respect to the Withdrawing Partner’s interest in the Partnership unless the Electing Partner or its affiliate (or another person or entity specified by the Electing Partner or one of its affiliates) at the same time elects to acquire all of the interests of the Withdrawing Partner and its affiliates in all the Related Partnership pursuant to Section 27 of the respective partnership agreements of the Related Partnerships.  The Partner affiliate or other person or entity specified by the Electing Partner or one of its affiliates shall be excused from the requirement to acquire all of the interests of the Withdrawing Partner and its affiliates in all Related Partnerships if through no fault of the acquiring entity or entities a simultaneous closing on all of the interests is not possible within the time specified below in this Section 27 as reasonably extended.

The remaining provisions of this Section 27 apply if an Electing Partner gives an Election Notice and in such case such provisions shall be in lieu of any other rights of a dissociated Partner to have its interest in the Partnership purchased pursuant to the provisions of the Florida Revised Uniform Partnership Act or any successor statute.

The Withdrawing Partner shall be entitled to be paid in the manner hereinafter provided an amount equal to the net fair market value of its interest (determined as hereinafter provided) plus any undistributed current fiscal year’s net profits allocable or allocated to the Withdrawing Partner as of the date of giving of Dissolution Notice or, if dissolved in contravention of this Agreement, as of the Process Date (such allocation to be determined as if the fiscal year of the Partnership had begun on the first day of such fiscal year and had ended on the date of giving of the Dissolution Notice or Process Date), less the total of any amounts owed to the Partnership by the Withdrawing Partner or its affiliates whether or not currently due and payable (excluding accounts receivable arising out of normal commercial transactions), including without limitation any Calls.  If any such amounts owed to the Partnership have not yet been liquidated, the Electing Partner shall be entitled to establish reasonable reserves therefor and such payments to the Withdrawing Partner shall be net of such reserves until such liquidation has occurred.  Nothing in this Section 27 shall be deemed to affect any liability of the Withdrawing Partner owing to the Partnership or to the Electing Partner which liability shall survive.

The Electing Partner shall indemnify the Withdrawing Partner from and against all claims and liabilities reflected on the books of the Partnership or otherwise taken into account in calculating the net fair market value of the Withdrawing Partner’s interest in the Partnership, and also such other claims and liabilities of the Partnership which at the time the net fair market value of the Withdrawing Partner’s interest is determined are known by the Electing Partner.

Twenty percent (20%) of the amount payable to the Withdrawing Partner by the Electing Partner for the net fair market value of the Withdrawing Partner’s interest, as determined under this Section 27, shall be payable in cash within 45 days of the date of the giving of the Election Notice (unless the total amount so payable to the Withdrawing Partner has still not been finally determined, in which case, an estimate thereof shall be made by the Electing Partner and paid and shall be adjusted within 30 days after such final determination with interest paid on any underpayment or overpayment by the Partner who benefitted thereby at floating Prime for the period between said 45th day and the date the adjustment payment is made), and the balance shall be payable in equal quarterly installments of principal over a period of 5 years from the date the first installment was due, with the unpaid balance to bear interest payable quarterly from the date the first installment was due at the floating Prime, with the Electing Partner having the right to prepay the principal in whole or in part at any time and from time to time.

Following the giving of the Election Notice (and if the Election Notice was given following a dissociation or dissolution in contravention of this Agreement, then effective as of the Process Date), the Withdrawing Partner shall have no further interest of any kind in the Partnership or in its business or assets and no further rights of any kind under this Agreement, except as expressly provided in this Section 27 and in Section 29 below.

In order to determine the net fair market value of the interest of the Withdrawing Partner in the Partnership, the fair market value of the Partnership and the Related Partnerships taken as a whole shall first be determined.  The fair market value of the Partnership and the Related Partnerships taken as a whole shall mean the cash price which a sophisticated purchaser would pay on the date of the giving of the Election Notice for the business (including, without limitation, all tangible and intangible assets, including goodwill and all liabilities including contingent liabilities), such valuation to be made on the assumption that such assets are subject to this Agreement, the partnership agreements of the Related Partnerships and the Partners’ Agreement (including, without limitation the right of the Fee Payee to continue to receive an amount equal to the Special Fee provided in Section 20 of the UCDP Partnership Agreement) and to any other agreements then in effect but recognizing that there are no commissions payable, that the transaction is not deemed to be on a forced liquidation basis and ignoring any tax ramifications which would not be generally applicable.  If UniCo is the Withdrawing Partner, any value attributable to the Partnership’s and Related Partnerships’ rights to use the word “Universal” (which rights may be terminated by Universal Parent and/or its affiliates) shall be disregarded in determining fair market value.  A sophisticated purchaser shall be one who would take into account the nature, extent, maturity date, and other terms of the liabilities of the Partnership and the Related Partnerships whether fixed or contingent, including the favorable or unfavorable nature of any financing to which the Partnership and the Related Partnerships or their respective assets are subject, and the prospect that the income from the Partnership and Related Partnerships assets would be sufficient to satisfy such liabilities when due.  The fair market value of the Partnership shall then be determined as a fair proportion of the above determined fair market value of the Partnership and the Related Partnerships taken as a whole (so that when the fair market value of the Partnership and each of the Related Partnerships is determined separately for each, it will total 100% of the fair market value taken as a whole).  Next, the fair market value of the Partnership as determined above shall be multiplied by a fraction, the numerator of which shall be the Withdrawing Partner’s capital account and the denominator of which shall be the total capital accounts of all Partners.  The resulting product shall be reduced by 10% and the remainder shall constitute the net fair market value of the Withdrawing Partner’s interest in the Partnership.  The parties agree that the aforementioned 10% reduction is a fair and reasonable method of calculating the net fair market value of the Withdrawing Partner’s interest in view of the difficulties of disposing of a partial interest in a going business especially when the interest so being disposed of does not carry with it the sole right to control the conduct of such business.

The determination of the fair market value of the Partnership (including the determination of the fair market value of the Partnership and the Related Partnerships taken as a whole) shall be made by a nationally known investment banking firm experienced in such valuations which at the time of retention is not providing services to either of the Partners or any of their affiliates, and within the two years prior to such retention did not receive more than $500,000 of revenues from such persons or entities.  If the Partners are unable to agree upon the selection of such investment banking firm within 30 days of the date of the giving of the Election Notice, then each Partner shall choose one investment banking firm so qualified, and such two firms shall select a third such firm so qualified.  The one investment banking firm so selected shall furnish the Partnership with a written valuation within 60 days of such selection, setting forth its determination of the fair market value of the Partnership.  The determination of the investment banking firm so selected shall be final and binding on the Partners and a judgment upon the determination of the investment banking firm may be entered and enforced in any court of competent jurisdiction as an arbitration award, The Withdrawing Partner shall pay all the costs and charges of such investment banking firm in making the aforementioned determination of fair market value.

28.                                 Improper Dissolution.  A Partner that dissociates from or dissolves the Partnership in contravention of this Agreement or otherwise defaults shall be liable to the other Partner for any and all damages, losses or expenses (including, without limitation, any adverse tax consequences resulting from such dissociation or dissolution) suffered or incurred by the Partnership and the other Partner as a result of such dissociation or dissolution even if dissolution is brought about at the election of the non-defaulting Partner after an Event of Default.  The exercise by the Electing Partner of the option provided in Section 27 above shall not constitute a waiver by it or the Partnership of any rights or remedies arising from such a dissociation or dissolution, including the right to set-off any damages suffered against any amount owed to the Withdrawing Partner pursuant to Section 27 above.

29.                                 Arbitration Procedure.  Any dispute (other than the fair market value determination referred to in Section 27 above) arising out of or connected with this Agreement shall be resolved by binding arbitration conducted in Orlando, Florida pursuant to the Commercial Arbitration Rules of the American Arbitration Association.  There shall be excluded from the forgoing agreement to arbitrate (a) whether the Partners should take any action requiring both Partners’ approval under Section 10 above; and (b) whether the Partnership should take any action or refrain from taking action requiring the approval of the Representatives.  Each party to the dispute shall by notice to the other party name an arbitrator and the two so named shall decide upon the third.  The second arbitrator to be appointed must be appointed by notice to the party who appointed the first arbitrator within 10 business days after the notice of the appointment of the first arbitrator, failing which the first arbitrator so appointed shall act as the sole arbitrator.  If pursuant to the preceding two sentences, two arbitrators have been appointed by the parties and if the two so appointed do not agree upon a third arbitrator, the American Arbitration Association in Orlando shall be requested to submit a list of five persons to serve as the third arbitrator.  The parties shall select the third arbitrator from the list submitted; provided that if the parties cannot agree upon the third arbitrator, then the arbitrator shall be selected from the list of five through the process of striking names from the list until one name remains.  The decision of any two of the arbitrators shall be final and binding upon all parties.  A judgment upon any award rendered by a majority of the arbitrators may be entered and enforced in any court of competent jurisdiction.  Unless the arbitrators determine otherwise (which they shall have the right to do), all costs and expenses of the arbitrators shall be borne equally by the parties with the exception that the cost of the arbitrator selected by each party shall be paid by the selecting party.  The arbitrators may award the prevailing party all or any portion of its attorneys’ fees and other costs incurred in connection with the proceeding.  The arbitrators shall be requested to render an opinion within 60 days after the date the controversy (within 15 days in the case of an expedited proceeding) is submitted to them.  The above procedures contemplate that there will only be two parties to the arbitration proceeding; if there are more, and the parties cannot agree upon the method of choosing arbitrators, the method of proceeding shall be determined pursuant to the Commercial Arbitration Rules of the American Arbitration Association.

30.                                 In-Kind Valuation.  If any assets of the Partnership are to be distributed in kind on termination, the fair market value of such assets shall be determined by the same final, binding, and enforceable valuation procedure as specified in Section 27 above without any reference to a discount affecting any one Partner.

31.                                 Other Theme Park Attractions.

(a)                                  The term “Key Elements” means all or any of the following: (i) themes and/or characters based on motion pictures and/or television programs; (ii) cartoon characters; (iii) comic strip and/or comic book characters; (iv) themes and/or characters based upon children’s literature which are extensively developed to the degree they are significantly associated with motion pictures and/or television programs.  The term “Similar Theme Park” means a theme park where the primary thematic content is based upon one or more Key Elements, individually or in the aggregate and has an area in excess of 50 acres.  The term “Other UniCo Park” means any Similar Theme Park (other than in the State of Florida) in which an equity interest is held by UniCo or any of its affiliates.

(b)                                 During the term of the Partnership none of the Partners nor any of their affiliates (while such Partner or any affiliate shall be a Partner) shall, without the consent of the other Partners engage, directly or indirectly, in a Similar Theme Park within the State of Florida.  During the term of the Partnership, none of the Blackstone Entities nor any of their respective affiliates (while any of the Blackstone Entities or any of their respective affiliates shall be a Partner) shall without the consent of UniCo engage, directly or indirectly, in a Similar Theme Park anywhere else in the world.  None of the Blackstone Entities nor UniCo nor any of their respective affiliates shall be restricted in the ownership or, operation of facilities similar to the Studio anywhere in the world. UniCo and its affiliates shall be free to engage in Similar Theme Parks anywhere in the world outside the State of Florida.  The provisions of this Subsection 31(b) are subject to the exceptions and qualifications hereinafter provided in this Section 31.

(c)                                  The prohibitions of this Section 31 as respects the Blackstone Entities and their affiliates shall not apply to any theme park owned by the Blackstone Entities or any of their affiliates which is not located in Florida or within a 100-mile radius of any Other UniCo Park if Key Elements are used in such Blackstone owned theme park in only a minor manner.  Furthermore, any such use of Key Elements may be continued by the Blackstone Entities or their affiliates if such use by the Blackstone Entities or their affiliates was in existence at the time (or is a reasonable update of existent uses) when UniCo or its affiliates first acquired any equity interest in a theme park located within a 100-mile radius of such Blackstone owned theme park.

(d)                                 If a theme park which a Partner or its affiliates would otherwise be prohibited from having an interest in by reason of the above provisions of this Section 31 is acquired by a Partner or an affiliate, the ownership interest shall not constitute a breach of this Section 31; provided that within 36 months after such acquisition such Partner or its affiliate has changed such theme park so that such theme park no longer violates the provisions of this Section 31 or has terminated its interest therein.

(e)                                  If during the term of this Partnership, UniCo, VUE, Universal Parent or an affiliate of any of the foregoing proposes to develop or acquire (directly or indirectly) a Similar Theme Park (other than at, or in the immediate vicinity of, the Original Tour) in which UniCo, VUE, Universal Parent or an affiliate of any of the foregoing proposes to make an equity investment, Universal Parent, VUE or UniCo will notify the Blackstone Entities of the material terms and conditions of such proposal and the Blackstone Entities will have the right, exercisable by any of such Blackstone Entities giving an election notice to UniCo, VUE or Universal Parent within 30 days after UniCo, VUE or Universal Parent gave notice of the proposal to the Blackstone Entities, to agree to match UniCo’s, VUE’s and/or Universal Parent’s (and affiliates’) equity investment, and thereby acquire one-half of the equity investment and one-half of the benefits attributed to such investment which would otherwise be UniCo’s, and in connection therewith such Blackstone Entity or Blackstone Entities shall agree to assume one-half of UniCo’s, VUE’s and/or Universal Parent’s (and affiliates’) future obligations connected with such investment, but the foregoing shall not entitle the Blackstone Entities to participate in any way in any management fees, license fees or any other benefits not arising solely and directly out of the equity investment.  If a person or persons other than UniCo, VUE, Universal Parent and an affiliate of any of the foregoing has an equity interest of 15% or more, the nature and amount of the aforementioned benefits in which the Blackstone Entities do not participate shall be the same as retained by, or granted to, UniCo, VUE, Universal Parent and an affiliate of any of the foregoing in the arrangements with such other person or persons, but if UniCo, VUE, Universal Parent or an affiliate of any of the foregoing propose to develop the facility alone, or if the equity interest afforded to the other person or persons, is less than 15%, then, as between the Blackstone Entities, on the one hand, and Universal Parent or VUE, on the other hand, the benefits in which the Blackstone Entities do not participate shall be the same as under this Agreement; notwithstanding the foregoing, regardless of the amount of the equity investment of UniCo, VUE, Universal Parent and their affiliates, as between Universal Parent or VUE, on the one hand, and the Blackstone Entities, on the other hand, Universal Parent or VUE, as applicable, shall have sole management.  For purposes of the preceding provisions, “equity” includes debt which is convertible into equity at the option of the creditor and includes debt in which the creditor also has a so-called “equity kicker” which is of the type not then being obtained by institutional lenders; and “equity” also includes the contribution of assets for which UniCo, VUE, Universal Parent and their affiliates are given an immediate credit to their capital account specifically relating to such assets.  In the case in which all or a portion of the equity investment of UniCo, VUE, Universal Parent and their affiliates is pursuant to the foregoing based upon their contributed assets, if the Blackstone Entities had made the election to match specified above, the Blackstone Entities will be required immediately to pay UniCo, VUE, Universal Parent or their affiliates in cash an amount equal to one-half the credit UniCo, VUE, Universal Parent or their affiliates would otherwise receive in their capital accounts for contributing such assets.  If the Blackstone Entities make the election specified above, they shall be obligated to make their one-half payment and perform their one-half share of obligation contemporaneously with the time when UniCo, VUE, Universal Parent or their affiliates are obligated.  If the Blackstone Entities do make the aforementioned election, they shall be bound to go forward and perform unless there are any changes in the deal terms and conditions of the transaction prior to the Blackstone Entities’ making its investment, in which case the Blackstone Entities shall be advised of such changes and shall be given 3 business days to confirm or retract their election.  Conversely, if the Blackstone Entities do not timely give notice of its aforementioned election they shall have no further right of any kind to invest or participate in the Similar Theme Park which was the subject of UniCo’s, VUE’s or Universal Parent’s notice, except that before UniCo, VUE, Universal Parent, or their affiliates enters into commitments to go forward with the investment in the Similar Theme Park upon terms and conditions which change materially to the benefit of the Blackstone Entities when compared to the deal terms and conditions specified in UniCo’s, VUE’s or Universal Parent’s notice, UniCo, VUE or Universal Parent shall again give notice of such new terms and conditions and the above provisions of this Section 31 shall become applicable.  If the Blackstone Entities do invest in a Similar Theme Park pursuant to this Section 31, the trade names and symbols of the Blackstone Entities and their affiliates may be utilized in connection with the particular Similar Theme Park in accordance with Section 2 of the UCDP Partnership Agreement.

32.                                 Confidentiality.  Each of the Blackstone Entities, Original Blackstone Entities, Universal Parent, VUE and their respective affiliates and the Partners shall hold in confidence and not utilize for its or their own benefit any trade secrets or other proprietary information learned from the other or (except as provided in Section 8 of the UCDP Partnership Agreement) from the Partnership or from any Related Partnership.

33.                                 Banking; Auditors.  The Partnership will maintain its own separate banking facilities and its own credit lines.  The procedures for approving and signing Partnership checks (including the identity of the authorized signatories) will be subject to the approval by the Representatives.  The independent auditors for the Partnership will be a national firm selected by the Representatives.

34.                                 Initial Expenses.  Each Partner shall bear its own legal and related expenses pertaining to the negotiation of this arrangement and the creation of the Partnership.  The fees and costs of Florida and Delaware counsel and any others incurred in connection with transferring any partnership interest to the Partnership and otherwise in connection with formation of, and setting up of, the Partnership shall be a Partnership expense (except and to the extent incurred in connection with giving advice to one Partner or the other for its personal benefit in which case the Partner receiving the advice shall be responsible for such fees and costs.)

35.                                 Usury Limitations.  Whenever a rate of interest is specified in this Agreement, if and to the extent such rate would be in excess of the highest rate permitted by Florida law under the circumstances (if Florida law would, under the circumstances, limit the rate), the rate shall be reduced to the highest rate so permitted.

36.                                 Time of the Essence.  Time is of the essence of each of the provisions of this Agreement.

37.                                 Notices.  All notices herein provided for shall be in writing and shall be delivered by registered mail (or personally delivered) at the following addresses or at such other addresses as shall be furnished to each other in writing for such purposes:

To the Partnership or the Representatives	To each of the Blackstone Entities and UniCo at the respective address for the giving of notice to such entity specified below

To any of the Blackstone Entities or their Representatives	c/o Blackstone Media Management Associates III L.L.C. 345 Park Avenue New York, NY 10154 Attn: Howard A. Lipson Telecopier: (212) 583-5703

With a Copy To:	Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, NY 10036 Attn: Mark C. Smith, Esq. Allison R. Schneirov, Esq. Telecopier: (212) 735-2000

To UniCo or its Representatives

Universal City Property

Management II LLC

c/o Universal Parks & Resorts

100 Universal City Plaza

Universal City, CA 91608

Attn: Senior Vice President, Business and Legal Affairs

Telecopier: (818) 866-4545

With a Copy To:	Universal City Development Partners, Ltd. 1000 Universal Studios Plaza Orlando, FL 32819 Attn: Vice President, Legal Affairs Telecopier: (407) 363-8219

With a Copy To:	Universal Studios, Inc. as below

With a Copy To:	Dewey Ballantine LLP 1301 Avenue of the Americas New York, NY 10019 Attn: Steven R. Loeshelle, Esq. Telecopier: (212) 259-6333

To Universal Parent	Universal Studios, Inc. 100 Universal City Plaza Universal City, CA 91608 Attn: General Counsel Telecopier: (818) 866-3444

and shall be simultaneously forwarded by telecopy, telex or some other then customary form of “immediate” transmission.  All mailed notices shall be deemed given on the third business day following the date of mailing from a major metropolitan area within the United States,

38.                                 Applicable Law.  This Partnership Agreement shall be construed and enforced in accordance with the laws of the State of Florida (without regard to principles of conflict of laws).

39.                                 Fiscal Year.  The fiscal year of the Partnership shall end on June 30.

40.                                 Tax Matters Partner; Tax Elections.  UniCo will be the “tax matters partner” for purposes of this Agreement.  UniCo agrees to provide promptly to the Blackstone Entities all material notices and communications UniCo receives in its capacity as tax matters partner.  If UniCo is required to make any elections as tax matters partner, such election will be made only with the consent of the Blackstone Entities, which consent will not be unreasonably withheld; without limiting the foregoing, the Blackstone Entities shall be consulted with respect to the choice of methods under Section 704(c) of the Code.  Notwithstanding anything in this Agreement to the contrary, UniCo shall cause the Partnership to file an election under Section 754 of the Code effective for the taxable year of the transfers contemplated by the fourth recital to this Agreement if so requested by the Blackstone Entities (in their sole and absolute discretion).

41.                                 Audit Committee.  There is hereby established an Audit Committee whose responsibilities shall include reviewing the adequacy of the Partnership’s systems of internal controls, with the Representatives, the independent auditors and such other persons it deems necessary and making recommendations to the Representatives on this subject.  Each Partner shall appoint one member of said Committee, which members shall not be senior employees of the Partnership.  The employees and officials of the Partnership shall provide such information and render such assistance as may be required from time to time by the Audit Committee in the course of satisfying the duties assigned to by this Agreement or by the Representatives.

42.                                 Captions.  The Captions throughout this Agreement are for convenience only and are not to be used in order to interpret or construe this Agreement.

43.                                 Fair Construction.  It is intended that to the fullest extent permitted by law, the provisions of this Agreement shall not be construed as conferring any benefit upon any creditor of the Partnership and no Partner shall have any duty or obligation to any creditor of the Partnership to make any contributions to the Partnership.  This Agreement shall not be construed for or against either Partner and without regard to which Partner initiated the drafting process or proposed or drafted particular language.

44.                                 No Third Party Beneficiary.  No person or entity other than the Partners and Blackstone Parent, Universal Parent and VUE (and their affiliates where applicable) is a third party beneficiary of any of the provisions of this Agreement.  Those provisions of Sections 21 and 31 above for the benefit of VUE, Universal Parent and/or Blackstone Parent and/or their respective affiliates as well as this Section 44 may not be amended or modified to their detriment without their consent.  As long as the Partnership continues and UniCo is an affiliate of Universal Parent or VUE, the consent of UniCo to an amendment or modification shall be deemed the consent of Universal Parent, VUE and their affiliates unless and to the extent Universal Parent, VUE and/or their affiliate has given the Blackstone Entities and Blackstone Parent prior notice that it will not be deemed bound by UniCo’s consent.  The preceding sentence will apply, mutatis mutandis, to the Blackstone Entities, Blackstone Parent and Blackstone Parent’s affiliates (and the reference to notice to the Blackstone Entities and Blackstone Parent will be deemed to mean notice to UniCo and Universal Parent or VUE, as applicable).

45.                                 Only Agreements.  This Agreement, together with the partnership agreements of the Related Partnerships, the Partners’ Agreement and the Transaction Agreement, constitute the only agreements between the parties and between Universal Parent or VUE, on the one hand, and the Blackstone Entities, on the other hand, with respect to the subject matter hereof.

The parties disclaim any intent to create a partnership or joint venture of any kind or nature which is not reduced to writing and denominated as such.

46.                                 Successors and Assigns.  This Agreement is binding upon, and except to the extent inconsistent with the express terms of this Agreement, inures to the benefit of, the respective successors and assigns of the various signatories.

47.                                 Intentionally omitted.

48.                                 Affiliate Defined.  The term “affiliate” means any person, firm, association, corporation, or other entity, which, directly or indirectly, is controlled by, is in control of or is under common control with the person, firm, association, corporation, or other entity with reference to which the term “affiliate” is used.  Ownership of 50% or more of the voting or decisional power with respect to any such person, firm, association, corporation, or other entity shall be deemed control, although ownership of less than 50% shall not necessarily negate control.  Neither this Partnership nor any of the Related Partnerships shall be considered an “affiliate” of any of the Blackstone Entities or Universal Parent or VUE or any of their respective affiliates.  Notwithstanding anything herein to the contrary, (i) for purposes of Section 2 above, “affiliates” of the Blackstone Entities shall be deemed to refer only to entities which are directly or indirectly controlled by the Blackstone Entities, and shall not include the partners of any of the Blackstone Entities, Blackstone Parent or any entity directly or indirectly controlling the Blackstone Entities or Blackstone Parent (other than the Original Blackstone Entities, which shall be considered to be “affiliates” of the corresponding Blackstone Entities for all purposes of this Agreement), and (ii) for purposes of Section 21 above, “affiliates” of Blackstone Parent shall be deemed to include the general and limited partners of Blackstone Parent.

49.                                 Severability.  If any provision of this Agreement is invalid or unenforceable, such provision shall be construed and applied so as to give effect, to the extent possible, to the original language and to the intent of the parties; and the invalidity or unenforceability, in whole or in part, of any provision or provisions of this Agreement shall not affect the validity or enforceability of the remaining provisions of this Agreement.

50.                                 Access to Information.  Each Partner, and the representatives thereof, shall have access to all books and records of the Partnership with the right to review them, examine them and make copies thereof, and obtain from the other Partner and/or employees of the Partnership full analysis of all entries therein and the basis for any such entry, and, without derogating from the generality of the foregoing, to cause them to be audited and/or reviewed by its own internal auditing staffs or by a firm of independent certified public accountants.  Each Partner shall bear its own expenses incurred in exercising its rights under the prior sentence and will not, unless good cause appears therefor, exercise such rights more than once a month.

51.                                 Guarantee.  Universal Parent, by agreeing with and approving this Agreement does not constitute itself a partner herein but does agree as an inducement to the formation of the Partnership to fulfill the obligations which it undertakes herein and to guarantee the obligations and performances of its affiliates under Sections 2, 9, 11, 14, 31, 32, 40, 41, 51 above and Section 52 below, but does not guarantee by its execution hereof any obligations or undertakings of the Partnership or of either Partner to any third party.  Universal Parent agrees to be bound by any amendment of this Agreement entered into by its affiliate whether or not it received notice thereof or consented thereto, and by any waiver, action or inaction on the part of its affiliate whether or not it received notice thereof or consented thereto, and agrees to waive any defense of a guarantor which is not also available to the principal and also agrees to waive any defense which is personal to its affiliate including without limitation, lack of power, lack of corporate authority, and bankruptcy.  If an affiliate of Universal Parent ceases to be an affiliate, Universal Parent will cease to be liable under this Section 51 with respect to omissions or occurrences pertaining to that affiliate taking place after such cessation, but this sentence will only apply to a particular affiliate if such entity’s ceasing to be an affiliate of Universal Parent is not a breach of this Agreement or of the partnership agreement of any Related Partnership or of the Partners’ Agreement.  Nothing herein shall be deemed to relieve the guarantor with respect to any claim based upon any breach of this Agreement occurring prior to the date such cessation occurs.

52.                                 Limits on exercise of rights.  The Partners will not exercise any rights under this Agreement or under the Partners’ Agreement in a manner so as to cause a breach of the Credit Agreement.  The Partners will act in good faith and cooperate to the end of facilitating the exercise by the other Partner of rights under this Agreement in a manner which would avoid a breach of the Credit Agreement.

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IN WITNESS WHEREOF, the parties hereto have signed this agreement on the day and year first above written.

UNIVERSAL CITY PROPERTY MANAGEMENT II LLC

By:	/s/ Thomas L. Williams
Name: Thomas L. Williams
Title: President and CEO

BLACKSTONE UTP CAPITAL LLC

By:	/s/ Howard A. Lipson
Name: Howard A. Lipson
Title: President & Treasurer

BLACKSTONE UTP CAPITAL A LLC

By:	/s/ Howard A. Lipson
Name: Howard A. Lipson
Title: President & Treasurer

BLACKSTONE UTP OFFSHORE CAPITAL LLC

By:	/s/ Howard A. Lipson
Name: Howard A. Lipson
Title: President & Treasurer

BLACKSTONE FAMILY MEDIA III LLC

By:	/s/ Howard A. Lipson
Name: Howard A. Lipson
Title: President & Treasurer

AGREED AND APPROVED IN
ACCORDANCE WITH SECTION
51 ABOVE AND THE OTHER PROVISIONS
APPLICABLE TO UNIVERSAL PARENT:

UNIVERSAL STUDIOS, INC.

By:	/s/ Maren Christensen
Name: Maren Christensen
Title: Executive Vice President